Exhibit 2.5

DESCRIPTION OF SECURITIES

REGISTERED UNDER SECTION 12 OF THE EXCHANGE ACT

As of December 31, 2021 Zegna had the following securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, nominal value €0.02 per share Warrants, each whole warrant exercisable for one Ordinary Share at an exercise price of $11.50 per share	ZGN ZGN WS	New York Stock Exchange New York Stock Exchange

Capitalized terms used but not defined herein have the meanings given to them in Zegna’s annual report on Form 20-F for the year ended December 31, 2021.

The following is a summary of material terms of Zegna’s securities. It includes information relating to Zegna’s securities, the Zegna Articles of Association, the Terms and Conditions of the Zegna Special Voting Shares, the Warrant Agreement and applicable Dutch law in effect at the date Zegna’s annual report on Form 20-F for the year ended December 31, 2021. The summaries of the Zegna Articles of Association and the Terms and Conditions of the Zegna Special Voting Shares as set forth herein are qualified in their entirety by reference to the full text of the Zegna Articles of Association and the Terms and Conditions of the Zegna Special Voting Shares.

ORDINARY SHARES

General

As of December 31, 2021 there were 242,343,659 Ordinary Shares issued and outstanding, par value €0.02 per share. Our Ordinary Shares are listed and traded on the NYSE (trading symbol “ZGN”).

As of December 31, 2021, Zegna’s authorized share capital amounted to €18,700,000, divided into 400,000,000 Ordinary Shares, with a nominal value of €0.02 each, 200,000,000 Zegna Special Voting Shares A, with a nominal value of €0.02 each, 50,000,000 Zegna Special Voting Shares B, with a nominal value of €0.08 each and 15,000,000 Zegna Special Voting Shares C, with a nominal value of €0.18 each. In order to facilitate Zegna’s loyalty voting structure, the Zegna Articles of Association provide for transitional provisions to increase the authorized share capital when the Zegna Board makes the required filings with the Dutch Trade Register. All issued Ordinary Shares have been fully paid up.

As of December 31, 2021, 54,600,000 Ordinary Shares were held by Zegna in treasury.

All issued and outstanding Ordinary Shares and Zegna Special Voting Shares are held in registered form. No share certificates may be issued.

Issuance of Shares

The Zegna Articles of Association provide that Ordinary Shares and Zegna Special Voting Shares may be issued or rights to subscribe for shares may be granted pursuant to a resolution adopted by the Zegna General Meeting at the proposal of the Zegna Board, or alternatively, by the Zegna Board if so designated by the Zegna General Meeting. Designation by resolution of the Zegna General Meeting cannot be withdrawn unless determined otherwise at the time of designation. The scope and duration of the Zegna Board’s authority to issue shares or grant rights to subscribe for shares (such as granting stock options) will be determined by a resolution of the Zegna General Meeting and relates, at the most, to all unissued shares in Zegna’s authorized capital on the date on which the Zegna Board resolves to issue shares or grant rights to subscribe for shares. The duration of this authority may not exceed a period of five years. Designation of the Zegna Board as the body authorized to issue shares or grant rights to subscribe for shares may be extended by a resolution of the Zegna General Meeting for a period not exceeding five years in each case. The number of shares or rights to subscribe for shares that may be issued or granted is determined at the time of designation by the Zegna General Meeting.

No resolution of the Zegna General Meeting or resolution of the Zegna Board is required to issue shares pursuant to the exercise of a previously granted right to subscribe for shares.

The Zegna General Meeting adopted a resolution prior to the Closing pursuant to which the Zegna Board is authorized, for a period of five years from the date of the Closing, to issue Ordinary Shares and grant rights to subscribe for Ordinary Shares up to the authorized share capital from time to time.

Pre-emptive Rights

Under Dutch law and the Zegna Articles of Association, each shareholder has a pre-emptive right in proportion to the aggregate number of its Ordinary Shares upon the issuance of new Ordinary Shares or the granting of rights to subscribe for Ordinary Shares. Exceptions to this pre-emptive right include the issuance of new Ordinary Shares or the granting of rights to subscribe for Ordinary Shares: (i) to employees of Zegna or another company of its group; (ii) against payment other than in cash; and (iii) to persons exercising a previously granted right to subscribe for Ordinary Shares. Holders of Zegna Special Voting Shares will not have pre-emptive rights to acquire newly issued Ordinary Shares or Zegna Special Voting Shares and no pre-emptive rights will exist with respect to the issue of Zegna Special Voting Shares. In accordance with Dutch law, pre-emptive rights may be exercised during a period of at least two weeks after the announcement of an issuance of new Ordinary Shares or a grant of rights to subscribe for Ordinary Shares in the Dutch State Gazette.

The Zegna General Meeting at the proposal of the Zegna Board, or alternatively the Zegna Board if it has been designated to do so by the Zegna General Meeting, has the authority to resolve on the limitation or exclusion of pre-emptive rights upon an issuance of Ordinary Shares or a grant of rights to subscribe for Ordinary Shares. A resolution of the Zegna General Meeting to limit or exclude pre-emptive rights or to authorize the Zegna Board to do so requires a two-thirds majority of the votes cast if less than half of the issued share capital is represented at a Zegna General Meeting. If half or more of the issued share capital is represented at the meeting, this resolution is adopted with a simple majority of the votes cast.

Pursuant to Dutch law, the Zegna Board may be designated as the competent body to limit or exclude pre-emption rights for a specified period of time not exceeding five years, but only if the Zegna Board has also been authorized or is simultaneously authorized to issue Ordinary Shares. If a proposal is made by the Zegna Board to the Zegna General Meeting to limit or exclude pre-emptive rights, the reasons for the proposal and the choice of the intended price of issue must be explained in writing.

The Zegna General Meeting adopted a resolution prior to the Closing pursuant to which the Zegna Board is authorized, for a period of five years from the Closing Date, to limit or exclude pre-emptive rights in connection with an issuance of Ordinary Shares or grant of rights to subscribe for Ordinary Shares.

Transfer of Shares

Pursuant to Dutch law and the Zegna Articles of Association, the transfer of Ordinary Shares or Zegna Special Voting Shares (in each case, other than in book-entry form) or the creation of a right in rem on such shares requires a deed intended for that purpose and, save when Zegna is a party to the deed, written acknowledgment by Zegna of the transfer or the creation.

Pursuant to the Zegna Articles of Association, for as long as Ordinary Shares are listed on a regulated foreign stock exchange, the Zegna Board may resolve, in accordance with applicable Dutch law, that the preceding paragraph shall not apply to the Ordinary Shares that are registered in the part of the shareholders register which is kept outside the Netherlands by a registrar appointed by the Zegna Board for the purpose of the listing on such foreign stock exchange and that the property law aspects of such shares shall be governed by the law of the state of establishment of such stock exchange or by the law of the state in which deliveries and other legal acts under property law relating to the Ordinary Shares can or must be made with the consent of such stock exchange.

Pursuant to Dutch law and the Zegna Articles of Association, the Ordinary Shares are freely transferable. The Ordinary Shares which are registered in the Loyalty Register to participate in Zegna’s loyalty voting structure are subject to transfer restrictions.

For additional information on the Zegna Special Voting Shares, see Zegna’s annual report on Form 20-F for the year ended December 31, 2021 under “Item 10.B—Memorandum and Articles of Association — Loyalty Voting Program—Terms and Conditions of the Special Voting Shares”.

Concurrently with the Closing, the Zegna Shareholders, the IIAC Sponsor and the IIAC Initial Shareholders entered into the Zegna Shareholders Lock-Up Agreement and the IIAC Sponsor Lock-Up Agreement, as applicable, with Zegna. Pursuant to the Zegna Shareholders Lock-Up Agreement, the Zegna Shareholders have agreed, among other things, not to sell, transfer or otherwise dispose of any Ordinary Shares owned by them (excluding any shares acquired in the PIPE Financing) until the earlier of (a) the date that is 18 months from the Closing Date and (b) the last trading day on which the volume weighted average share price of the Ordinary Shares equals or exceeds $12.50 per share for at least 20 trading days within any period of 30 consecutive trading days, commencing at least 180 days after the Closing Date. Pursuant to the IIAC Sponsor Lock-Up Agreement, subject to certain exceptions, the IIAC Sponsor and the IIAC Initial Shareholders have agreed, among other things, not to sell, transfer or otherwise dispose of any Ordinary Shares or Warrants acquired in connection with the Business Combination in exchange for Class B Shares, Class A Shares subscribed for pursuant to the Forward Purchase Agreement and IIAC Private Placement Warrants, as applicable (excluding any shares acquired in the PIPE Financing), for a period of 180 days following the Closing Date, in each case other than pursuant to certain customary exceptions; provided that, subject to certain adjustments: (i) the IIAC Sponsor (together with any other IIAC affiliates) will maintain beneficial ownership of a number of Ordinary Shares representing at least (a) 80% of the IIAC Sponsor’s initial stake immediately following the Closing (excluding, for the avoidance of doubt, Ordinary Shares acquired in the PIPE Financing) for a period of at least 18 months following the Closing Date, and (b) 40% of the IIAC Sponsor’s initial stake immediately following the Closing (excluding, for the avoidance of doubt, Ordinary Shares acquired in the PIPE Financing) for a period of at least 36 months following the Closing Date.

In addition, the PIPE Subscription Agreements for the Insider PIPE Subscribers contain certain restrictions on transfer with respect to the shares issued pursuant to such PIPE Subscription Agreements immediately following the Closing. Such restrictions began at the Closing and will end on the date that is twelve (12) months after the Closing.

Dividends and Other Distributions

Pursuant to Dutch law and the Zegna Articles of Association, the distribution of dividends will take place following the adoption of the annual accounts, from which Zegna will determine whether such distribution is permitted. Zegna may make distributions to its shareholders, whether from profits or from Zegna’s freely distributable reserves, only insofar as Zegna’s shareholders’ equity exceeds the sum of the paid-up and called-up share capital plus any reserves to be maintained by Dutch law or the Zegna Articles of Association.

The Zegna Board may resolve to reserve the profits or part of the profits. Any profits remaining after the reservation referred to in the previous sentence by the Zegna Board will first be applied to allocate and add to the dividend reserve for each class of Zegna Special Voting Shares an amount equal to 1% of the aggregate nominal value of all issued and outstanding Zegna Special Voting Shares of that class. The profits remaining after application of the preceding sentence will be at the disposal of the Zegna General Meeting, which may resolve to add the remaining profits to the reserves or distribute them to the holders of Ordinary Shares. Distributions of dividends will be made to Zegna’s shareholders in proportion to the nominal value of their Ordinary Shares.

Pursuant to Dutch law and the Zegna Articles of Association, the Zegna Board or the Zegna General Meeting at the proposal of the Zegna Board are allowed to resolve upon interim distributions on Ordinary Shares. For this purpose, the Zegna Board must prepare an interim statement of assets and liabilities. Such interim statement shall show Zegna’s financial position not earlier than on the first day of the third month before the month in which the resolution to make the interim distribution is announced. An interim dividend can only be paid if (i) an interim statement of assets and liabilities is drawn up showing that the funds available for distribution are sufficient, and (ii) Zegna’s shareholders’ equity exceeds the sum of the paid-up and called-up share capital and any reserves to be maintained by Dutch law or the Zegna Articles of Association. Interim distributions may be made in cash, in kind or in the form of Ordinary Shares.

Holders of Zegna Special Voting Shares will not receive any dividends in respect of the Zegna Special Voting Shares; however, Zegna will maintain a separate dividend reserve for each class of Zegna Special Voting Shares for the sole purpose of the allocation of the mandatory minimal profits that accrue to the Zegna Special Voting Shares (as further described in Zegna’s annual report on Form 20-F for the year ended December 31, 2021 under “Item 10.B—Memorandum and Articles of Association —Loyalty Voting Structure.”). Any distribution out of a special voting shares dividend reserve or the partial or full release of any such reserve will require a prior proposal from the Zegna Board and a resolution of the meeting of holders of the relevant class of Zegna Special Voting Shares, and will be made exclusively to the holders of the relevant class of Zegna Special Voting Shares in proportion to the aggregate nominal value of such relevant class of Zegna Special Voting Shares.

Distributions are payable on the day determined by the Zegna Board. Distributions will lapse if the distributions are not claimed within five years and one day following the date when they became payable.

Voting Rights and Quorum at Zegna General Meetings

Each Ordinary Share and each Zegna Special Voting Share A confers the right to cast one vote, each Zegna Special Voting Share B confers the right to cast four votes and each Zegna Special Voting Share C confers the right to cast nine votes in a Zegna General Meeting. No votes may be cast at a Zegna General Meeting on shares held by Zegna or Zegna’s subsidiaries. Nonetheless, the holders of a right of usufruct in respect of Ordinary Shares are not excluded from the right to vote on such shares, if the right of usufruct or the right of pledge was granted prior to the time such share was acquired by Zegna or any of Zegna’s subsidiaries. Zegna may not cast votes on shares in respect of which Zegna or a subsidiary holds a right of usufruct or a right of pledge. Ordinary Shares which are not entitled to voting rights pursuant to the preceding sentences will not be taken into account for the purpose of determining the number of shares on which votes may be cast, or the amount of the share capital that is present or represented at a Zegna General Meeting. Unless Dutch law or the Zegna Articles of Association state otherwise, all resolutions adopted at the Zegna General Meeting are adopted with a simple majority of the votes cast.

No quorum requirements apply.

Pursuant to Dutch law, when determining the extent to which shareholders vote, are present or represented, or the extent to which the share capital is present or represented, no account shall be taken of shares in respect of which the law or the Zegna Articles of Association provide that no votes may be cast.

Election and Removal of Directors

Zegna Directors are appointed by the Zegna General Meeting on a binding nomination by the Zegna Board, provided that one Zegna Non-Executive Director is appointed on a binding nomination by the IIAC Sponsor if at the time of the convocation of the relevant Zegna General Meeting the Sponsor Group satisfies the Minimum Holding Requirement. The nomination of the Sponsor Nominee by the IIAC Sponsor is subject to the approval of the Zegna Board in its discretion if he or she has not previously served as Zegna Director.

The IIAC Sponsor’s right to make a nomination for one Zegna Non-Executive Director will lapse with immediate effect if the Sponsor Group fails to satisfy the Minimum Holding Requirement, provided that if such failure is not caused by a sale or transfer of Ordinary Shares by any member of the Sponsor Group, the IIAC Sponsor’s nomination right will lapse if such failure continues for a period of 20 trading days from the date on which any member of the Sponsor Group had knowledge of such failure. Upon the termination of the nomination right, the Sponsor Nominee (or any temporary Zegna Director replacing a Sponsor Nominee) shall resign from the Zegna Board with immediate effect at the request of Zegna.

The Zegna General Meeting will at all times be allowed to overrule a binding nomination for the appointment of a Zegna Director by a simple majority of the votes cast, representing more than one-third of Zegna’s issued share capital. If a majority of the votes are cast in favor of overruling the binding nomination, but that majority does not represent more than one third of Zegna’s issued share capital, a new Zegna General Meeting may be convened at which the resolution to overrule the binding nomination may be adopted by a simple majority of the votes cast, regardless of Zegna’s issued share capital represented by that majority.

In the event the binding nomination for the appointment of any Zegna Director other than the Sponsor Nominee is overruled, the Zegna Board is allowed to make a new binding nomination to fill the vacancy. In the event that also this binding nomination is overruled, the Zegna General Meeting shall be free to appoint a Zegna Director to fill the vacancy. In the event the binding nomination for the appointment of the Sponsor Nominee is overruled, the IIAC Sponsor may make a new binding nomination to fill the vacancy, provided that at the time of the convocation of the relevant Zegna General Meeting, the Sponsor Group satisfies the Minimum Holding Requirement.

Each Zegna Director is appointed for a term ending at the close of the first annual Zegna General Meeting following his or her appointment. Each Zegna Director may be reappointed.

The Zegna General Meeting may at all times suspend or dismiss a Zegna Director. Such resolution will require a majority of at least two-thirds of the votes cast, representing more than half of Zegna’s issued share capital, or, if such resolution is proposed by the Zegna Board, by a simple majority of the votes cast, representing more than half of Zegna’s issued share capital.

Liquidation Rights

Zegna may only be dissolved by a resolution of the Zegna General Meeting at the proposal of the Zegna Board. If Zegna is dissolved and liquidated, whatever remains of Zegna’s equity after all its debts have been satisfied will be divided. Firstly, the balance of the dividend reserve for each class of Zegna Special Voting Shares will be for the benefit of the holders of Zegna Special Voting Shares of that class in proportion to the aggregate nominal value of the class of their Zegna Special Voting Shares. Any balance remaining will be for the benefit of the holders of Ordinary Shares in proportion to the aggregate nominal value of Ordinary Shares held by each of them.

No Liability to Further Capital Calls

All issued Ordinary Shares have been fully paid up.

Discriminating Provisions

There are no provisions in the Zegna Articles of Association that discriminate against a shareholder because of its ownership of a certain number of shares.

Amendments to the Zegna Articles of Association

A resolution of the Zegna General Meeting to amend the Zegna Articles of Association may only be adopted by the Zegna General Meeting at the proposal of the Zegna Board, which proposal requires the affirmative vote of the Sponsor Nominee if any amendment adversely affects the rights of the IIAC Sponsor specifically, as described in Zegna’s annual report on Form 20-F for the year ended December 31, 2021 under “Item 10.B—Memorandum and Articles of Association —Affirmative Vote of the Sponsor Nominee.” A resolution regarding the amendment of the Zegna Articles of Association will require a simple majority of the votes cast.

Exchange Controls

Under Dutch law, there are no exchange control restrictions on investments in, or payments on, the Ordinary Shares. There are no special restrictions in the Zegna Articles of Association or Dutch law that limit the right of shareholders who are not citizens or residents of the Netherlands to hold or vote the Ordinary Shares.

Shareholders Agreement

Concurrently with the Closing, Zegna, Monterubello, Ermenegildo Zegna and the IIAC Sponsor entered into the Shareholders Agreement, pursuant to which, among other things, for so long as the Sponsor Group satisfies the Minimum Holding Requirement, (i) the parties thereto will, and will cause their respective controlled affiliates to, exercise their rights and powers such that the Sponsor Nominee will only be (a) suspended as a Zegna Director if so requested in writing by the IIAC Sponsor unless the Board reasonably determined that not suspending the Sponsor Nominee would be in breach of the Zegna Board’s fiduciary duties and (b) dismissed as a Zegna Director if so requested in writing by the IIAC Sponsor or in the case of fraud or willful misconduct in the performance of the Sponsor Nominee’s office as a Zegna Non-Executive Director, (ii) Zegna will offer the Sponsor Nominee the opportunity to be proposed to the Zegna Board for appointment to serve on the Audit Committee and/or the Compensation Committee and (iii) the IIAC Sponsor will have the right to participate in certain capital raises of Zegna on the terms and subject to the exceptions contained in the Shareholders Agreement.

For so long as the Sponsor Group satisfies the Minimum Holding Requirement and subject to the conditions contained in the Shareholders Agreement, Zegna will also (i) consult with the IIAC Sponsor and solicit and consider its views in good faith before (a) entering into any major, transformative acquisition involving a merger with a similarly situated fashion or luxury goods company or (b) determining to pay an extraordinary cash dividend, and (ii) provide access to senior representatives of the IIAC Sponsor to interact with (a) the Chief Financial Officer and Chief Operating Officer of Zegna monthly and (b) the Chief Executive Officer of Zegna quarterly, in each case to ask questions about the affairs of Zegna, provided that, in each case, neither Zegna nor its senior representatives shall be under any obligation to disclose any confidential or non-public information.

Reduction of Share Capital

The Zegna General Meeting may resolve to reduce Zegna’s issued share capital by a cancellation of shares or by reducing the nominal value of the shares by amending the Zegna Articles of Association. A resolution to cancel shares may only relate to shares held by Zegna itself or all issued shares of any class of Zegna Special Voting Shares. A resolution to cancel all issued shares of any class of Zegna Special Voting Shares will be subject to approval of the meeting of holders of such class of Zegna Special Voting Shares. Cancellation of a class of Zegna Special Voting Shares will take place without the repayment of the nominal value of the class of Zegna Special Voting Shares, which nominal value will be added to the special capital reserve.

Any reduction of the nominal value of the Ordinary Shares or a class of Zegna Special Voting Shares without repayment must be made pro rata on all such shares. Any reduction of the nominal value of the Zegna Special Voting Shares will take place without repayment.

A resolution of the Zegna General Meeting to reduce the share capital requires a majority of at least two-thirds of the votes cast at a Zegna General Meeting if less than half of the issued share capital is represented at the meeting. If half or more of the issued share capital is represented at the meeting, such resolution is adopted with a simple majority of the votes cast.

In addition, Dutch law contains detailed provisions regarding the reduction of share capital. A resolution to reduce the issued share capital shall not take effect before a two months creditor opposition period has lapsed.

Squeeze Out

Pursuant to article 2:92a of the Dutch Civil Code, a shareholder who, for his or her own account, holds at least 95% of Zegna’s issued and outstanding share capital may initiate proceedings against the other shareholders jointly for the transfer of their shares to the claimant. The proceedings are held before the Dutch Enterprise Chamber (Ondernemingskamer) and can be instituted by means of a writ of summons served upon each of the minority shareholders in accordance with the provisions of the Dutch Code of Civil procedure (Wetboek van Burgerlijke Rechtsvordering). The Dutch Enterprise Chamber may grant the claim for the squeeze-out in relation to all minority shareholders and will determine the price to be paid for the shares, if necessary after appointment of one to three expert(s) who will offer an opinion to the Dutch Enterprise Chamber on the value to be paid for the shares of the minority shareholders. Once the order to transfer becomes final before the Dutch Enterprise Chamber, the person acquiring the shares must give written notice of the date and place of payment and the price to the holders of the shares to be acquired whose addresses are known to him or her. Unless the addresses of all of them are known to the acquiring person, such person is required to publish the same in a Dutch national daily newspaper.

WARRANTS

General

As of December 31, 2021 there were 13,416,667 Public Warrants outstanding, each whole warrant exercisable for one Ordinary Share at an exercise price of $11.50 per share. Our Public Warrants are listed and traded on the NYSE (trading symbol “ZGN WS”).

The Public Warrants are governed by the Warrant Agreement, as modified and amended by the Warrant Assumption and Amendment Agreement. Each whole Public Warrant entitles the holder thereof to purchase one (1) Ordinary Share at a price of $11.50 per share, subject to adjustment as described in Section 4 of the Warrant Agreement (as amended). Only whole Public Warrants may be exercised at a given time by warrant holders. Public Warrants may be exercised only during the period commencing on the date that is thirty (30) days after the Closing Date, and terminating at 5:00 p.m., Eastern Time on the earlier to occur of: (x) the date that is five (5) years after the date Closing Date, (y) the liquidation of Zegna, or (z) the redemption date as provided in the Warrant Agreement (as amended).

The Public Warrants will expire at 5:00 p.m., New York City time, on December 17, 2026 or earlier upon redemption or liquidation.

This summary of certain provisions of the Public Warrants does not purport to be complete and is subject to, and is qualified in its entirety by reference to the Warrant Agreement.

Adjustments

The exercise price and number of Ordinary Shares issuable on exercise of the Public Warrants will be adjusted in certain circumstances described in the Warrant Agreement (as amended), including in the event of a share dividend, extraordinary dividend or Zegna’s recapitalization, reorganization, merger or consolidation.

Whenever the number of Ordinary Shares purchasable upon the exercise of the Public Warrants is adjusted, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of Ordinary Shares purchasable upon the exercise of the Public Warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of Ordinary Shares so purchasable immediately thereafter.

If, by reason of any adjustment as described above, the holder of any Public Warrant would be entitled, upon the exercise of such Public Warrant, to receive a fractional interest in an Ordinary Share, we will, upon such exercise, round down to the nearest whole number the number of Ordinary Shares to be issued to such holder.

Redemption of warrants when the price per Ordinary Share equals or exceeds $18.00

Pursuant to the Warrant Agreement (as amended), once the Public Warrants become exercisable, they may be redeemed (i) in whole and not in part, (ii) at a price of $0.01 per warrant, (iii) upon not less than 30 days’ prior written notice of redemption to each warrant holder, (iv) if, and only if, the last reported sale price of the Ordinary Shares equals or exceeds $18.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending three trading days before sending the notice of redemption to each warrant holder, and (v) if, and only if, there is an effective registration statement covering the shares issuable upon exercise of the warrants and a current prospectus relating thereto is available throughout the 30-day period after the written notice of redemption is given. When the Public Warrants become redeemable, Zegna will be able to exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

Redemption of warrants when the price per Ordinary Share equals or exceeds $10.00

Once the Public Warrants become exercisable, they may be redeemed (i) in whole and not in part, (ii) at a price of $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that warrant holders will be able to exercise their warrants on a cashless basis prior to redemption and receive a specified number of Ordinary Shares based on the redemption date and the “fair market value” of the Ordinary Shares, (iii) if, and only if, the last reported sale price of the Ordinary Shares equals or exceeds $10.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending three trading days before sending the notice of redemption to each warrant holder, and (iv) if the last reported sale price of the Ordinary Shares is less than $18.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending three trading days before sending the notice of redemption to each warrant holder, the Private Placement Warrants must also be concurrently called for redemption on the same terms as the outstanding Public Warrants.

For purposes of the foregoing, “fair market value” of the Ordinary Shares means the volume weighted average price of Ordinary Shares during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of warrants. Zegna will provide the warrant holders with the final fair market value no later than one business day after the 10 trading day period described above ends.

No Rights as a Shareholder

A Public Warrant does not entitle the holder to any of the rights of the Zegna shareholders, including, without limitation, the right to receive dividends, the right to vote or the right to receive notice as shareholders in respect of the meetings of shareholders or the election of Zegna Directors.